SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTHERN HEMISPHERE´S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES THIRD QUARTER 2005 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brazil, October 27, 2005 – Telesp Celular Participações S.A. (TCP) (BOVESPA: TSPP3 (ON = Common Shares) / TSPP4 (PN = Preferred Shares); NYSE: TCP), announced today its consolidated results for third quarter 2005 (3Q05). The Company´s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law. TCP controls: (i) 100% of the share capital of Telesp Celular S.A. (TC); (ii) 100% of the share capital of Global Telecom S.A. (GT); and (iii) 90.59% of the voting capital (52.47% of the total capital), of Tele Centro Oeste Celular Participações S.A. (TCO).

HIGHLIGHTS
R$ million	3 Q 05	2 Q 05%		3 Q 04%
Net operating revenue	1,865.0	1,942.6	-4.0%	1,830.0	1.9%
Net service revenues	1,596.4	1,595.2	0.1%	1,552.2	2.8%
Net handset revenues	268.6	347.4	-22.7%	277.8	-3.3%
Total operating costs	(1,335.5)	(1,526.0)	-12.5%	(1,197.1)	11.6%
EBITDA	529.5	416.6	27.1%	632.9	-16.3%
EBITDA Margin (%)	28.4%	21.4%	7.0 p.p.	34.6%	-6.2 p.p.
Depreciation and amortization	(412.8)	(368.4)	12.1%	(323.8)	27.5%
EBIT	116.7	48.2	142.1%	309.1	-62.2%
Net income	(215.1)	(278.5)	-22.8%	(152.9)	40.7%
Loss per share (R$ per share)	(0.32)	(0.44)	-26.2%	(0.33)	-0.4%
Loss per ADR (R$)	(0.32)	(0.44)	-26.2%	(0.33)	-0.4%
Number of shares (million)	662.3	633.0	4.6%	468.7	41.3%

Capex	244.3	290.9	-16.0%	443.0	-44.9%
Capex over net revenues	13.1%	15.0%	-1.9 p.p.	24.2%	-11.1 p.p.
Operating cash flow	285.2	125.7	126.9%	189.9	50.2%

Customers (thousand)	19,37	19	1.9%	16,363	18.4%
Net additions (thousand)	371	1,05	-64.7%	833	-55.5%

Telesp Celular Participações (controlling shareholder of Tele Centro Oeste Participações S.A.), along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., make up the assets of the joint venture undertaken by Telefónica Móviles and Portugal Telecom that operates under the VIVO brand, Top of Mind within its coverage area. In September 2005, VIVO Group exceeded 28.8 million customers, thus keeping its market leadership .

HIGHLIGHTS TCP 3Q05	• Strong competition during the 3Q05, with the campaign for the Father´s Day.

•  TCP´s customer base grew 18.4% over 3Q04, recording 19,370 thousand customers.

•  Acquisition mix in the 3Q05 presented an increase in the postpaid segment which represented 23.5% of net adds, 14.6 p.p. superior when compared to the 2Q05

•  In relation to 3Q04, the post-paid customers base increased by 9.6%, showing the result of campaigns for obtaining customers in this market segment.

•  Monthly churn at 1.7% in 3Q05, stable since the 3Q04, reflects quality services and client satisfaction in a strong competition environment based on prices.

•  Post-paid ARPU grew 4.9% in relation to 2Q05. In relation to 3Q04 it grew 6.2%.

•  Post-paid MOU increased by 4.9%, with addition of 11 minutes compared to the 2Q05 and 6.3% with addition of 14 minutes compared to 3Q04.

•  Increase of 14.8% and of 12.4% in the subscription and usage revenue in 3Q05 in relation to 3Q04 and 2Q05, respectively.

•  Sustained growth of data revenues , which increased by 41.0 % over last year, accounting for 6.2% of the net services revenue in 3Q05.

•  The qualified base for data services has already reached 91.7% in 3Q05.

•  Launching of Corporate VIVO Play 3G , service based on a 3 rd Generation technology that offers cellular access to multimedia contents, consolidating the absolute Leadership in innovative and diversity of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services.

•  EBITDA of R$ 529.5 million, representing a margin of 28.4%, up 7.0 percentile points in relation to 2Q05.

• Operational Cash Flow increased 126.9% and 50.2% in relation to 2Q05 and 3Q04 respectivrly, showing the efficiency of Companys' operation.

VIVO

Vivo achieved the goal imposed by Anatel. Vivo is monthly evaluated by Anatel for some indexes and in August 90.7% of them were achieved. One of them is SMP 5, which refers to the operators' rate of completion of calls. The goal required by Anatel is that such rate must exceed 67% in three pre-established periods of two hours each – morning, afternoon and evening, on a Thursday selected in the month by Anatel. Achieving this goal in the 3 periods has been a hard task for any Mobile Personal System (SMP) operator. On August 04, the 14 Vivo operators reached such goal. These indexes published by ANATEL will improve even more our positions in the quality ranking among all cellular phone service providers.

Quality Policy

Throughout September and October, about 170 processes of all VIVO companies were audited by internal quality auditors. The purpose thereof is to assist the different businesses in the independent auditing procedures, so that VIVO may be able to keep its ISO-9001:2000 Certification and SMP (based on the method of data collection, calculation and consolidation for publication of Anatel's SPM indexes).

Distribution Channels

On September 30, 2005, TCP had 207 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 5,460 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Technological Innovations

VIVO launched the Corporate 3G, in the cities of São Paulo , Rio de Janeiro and Curitiba , with the purpose of increase the options already made available by it to the companies. An example of such service is the Vivo Smart Mail, which allows personal information to be accessed, at real time, from a PDA. With this service, users will be able to access corporate e-mails, calendars, tasks and contact information whenever they are within the CDMA coverage area, now added by the third-generation technology – 3G.

Basis for Presentation of Results

The partial Bill & Keep (B&K) system was implemented in July 2003, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, which causes an impact on interconnection revenue and cost.

The 2005 and 2004 accumulated numbers correspond to the values registered in the nine months period ending on September 30 of each year.

Some information disclosed for 3Q04, 2Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE - TCP
	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	19,370	19,000	1.9%	16,363	18.4%
Contract	3,055	2,969	2.9%	2,787	9.6%
Prepaid	16,315	16,031	1.8%	13,576	20.2%
Market Share (*)	46.5%	48.0%	-1.5 p.p.	54.0%	-7.5 p.p.
Net additions (thousand)	371	1,050	-64.7%	833	-55.5%
Contract	87	93	-6.5%	33	163.6%
Prepaid	284	957	-70.3%	800	-64.5%
Market Share of net additions (*)	17.6%	29.7%	-12.1 p.p.	36.3%	-18.7 p.p.
Market penetration (*)	46.2%	43.9%	2.3 p.p.	34.6%	11.6 p.p.

SAC (R$)	151	159	-5.0%	159	-5.0%

Monthly Churn	1.7%	1.5%	0.2 p.p.	1.7%	0.0 p.p.
ARPU (in R$/month)	27.7	28.7	-3.5%	32.4	-14.5%
Contract	92.8	88.5	4.9%	87.4	6.2%
Prepaid	14.5	16.3	-11.0%	19.4	-25.3%
Total MOU (minutes)	74	77	-3.9%	85	-12.9%
Contract	236	225	4.9%	222	6.3%
Prepaid	42	47	-10.6%	54	-22.2%
Employees	4,120	4,085	0.9%	4,131	-0.3%

(*) source: Anatel

Operating Highlights of Telesp Celular Participações (TCP)

•  Continued market leadership as a result of the increase in the customer base by 18.4% over 3Q04, reaching 19,370 thousand customers, despite strong competition. It is important to also emphasize the conservative company's reckoning procedures of the customer base.

•  In 3Q05, post-paid net additions increased by 163.6% over the same period of last year, reflecting once again the Company's successful commercial actions turned to this segment.

•  SAC decreased by 5.0% over 2Q05 and 3Q04, as a result of reduction of total subsidy, due to the increase in value of "entry level" in the period in the pre paid segment partially offset by the increase in commissions and publicity.

•  Churn recorded 1.7% in the quarter, having remained stable in relation to 3Q04 as a result of quality services, client satisfaction and campaigns adopted by the Company to promote customer loyalty (as for example, the points program, which offers discounts to customers for change of handsets).

•  The blended ARPU of R$ 27.7 recorded a 3.5 % reduction in relation to 2Q05 and 14.5% in relation to 3Q04, resulting from the effect of the customer mix, the drop in the inbound ARPU, which was due, among other factors, to migration of the inbound traffic from fixed-mobile to mobile-mobile, in addition to the partial Bill & Keep effect, a reduction partially offset by the increase in the postpaid outgoing ARPU which had an increase of 18.9% and 11.4% in relation to 3Q04 and 2Q05 respectively.

• The post-paid MOU increased by 6.3% in relation to 3Q04, and 4.9% compared to 2Q05, mainly due to the increase in the outgoing MOU of the post-paid customer base. The drop in the Total MOU is a result of the change occurred in the customer mix, having in mind that the prepaid MOU is impacted by the reduction in the fixed-mobile inbound traffic.

NET OPERATING REVENUES - TCP
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Subscription and Usage	819.5	728.9	12.4%	714.1	14.8%	2,220.7	2,050.9	8.3%
Network usage	678.6	748.2	-9.3%	766.4	-11.5%	2,139.4	2,245.0	-4.7%
Other services	98.3	118.1	-16.8%	71.7	37.1%	335.4	273.0	22.9%

Net service revenues	1,596.4	1,595.2	0.1%	1,552.2	2.8%	4,695.5	4,568.9	2.8%
Net handset revenues	268.6	347.4	-22.7%	277.8	-3.3%	796.3	819.0	-2.8%

Net Revenues	1,865.0	1,942.6	-4.0%	1,830.0	1.9%	5,491.8	5,387.9	1.9%

Net Services Revenue

The net services revenue grew 2.8% in relation to 3Q04, recording R$ 1,596.4 million in the quarter. Such result is caused, partially, by the increase in the customer base and by the increased use of data services, despite the right planning effects. In relation to the previous quarter, due to the seasonality of the period, the revenue remained stable, having been also affected by the profile adequacy effects, such as Vivo Ideal and customer loyalty campaigns and the drop in the fixed-mobile traffic.

It must be highlighted that "subscription and usage revenue" recorded a 14.8% increase over 3Q04, due to the increase in the total outgoing traffic. In the service revenue, this increase was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues were up 41.0% in the year-to-year comparison, representing 6.2% of the net service revenues in 3Q05 (4.5% in 3Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 62.2% of data revenues in 3Q05. Average number of SMS messages sent per month in the quarter was some 75 million.

OPERATING COSTS - TCP
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%

Personnel	(99.3)	(99.4)	-0.1%	(100.6)	-1.3%	(299.3)	(281.5)	6.3%

Cost of services rendered	(225.0)	(245.5)	-8.4%	(184.7)	21.8%	(697.9)	(590.8)	18.1%
Leased lines	(34.4)	(35.5)	-3.1%	(27.4)	25.5%	(106.2)	(89.3)	18.9%
Interconnection	(37.0)	(47.2)	-21.6%	(44.6)	-17.0%	(121.4)	(156.0)	-22.2%
Rent/Insurance/Condominium fees	(26.0)	(21.0)	23.8%	(20.1)	29.4%	(70.3)	(69.8)	0.7%
Fistel and other taxes and contributions	(83.8)	(84.1)	-0.4%	(48.5)	72.8%	(250.0)	(139.8)	78.8%
Third-party services	(41.6)	(55.0)	-24.4%	(42.4)	-1.9%	(144.4)	(130.5)	10.7%
Others	(2.2)	(2.7)	-18.5%	(1.7)	29.4%	(5.6)	(5.4)	3.7%
Cost of goods sold	(358.6)	(537.1)	-33.2%	(421.0)	-14.8%	(1,163.6)	(1,181.6)	-1.5%

Selling expenses	(556.1)	(578.5)	-3.9%	(403.5)	37.8%	(1,493.2)	(1,074.3)	39.0%

Provision for bad debt	(120.0)	(88.5)	35.6%	(51.1)	134.8%	(265.6)	(130.1)	104.2%
Third-party services	(367.7)	(431.0)	-14.7%	(317.3)	15.9%	(1,076.9)	(856.1)	25.8%
Others	(68.4)	(59.0)	15.9%	(35.1)	94.9%	(150.7)	(88.1)	71.1%
General & administrative expenses	(98.5)	(81.3)	21.2%	(128.5)	-23.3%	(255.4)	(309.3)	-17.4%
Other operating revenues (expenses)	2.0	15.8	-87.3%	41.2	-95.1%	38.6	26.4	46.2%

Total costs before depreciation / amortization	(1,335.5)	(1,526.0)	-12.5%	(1,197.1)	11.6%	(3,870.8)	(3,411.1)	13.5%

Depreciation and amortization	(412.8)	(368.4)	12.1%	(323.8)	27.5%	(1,141.8)	(918.8)	24.3%
Total operating costs	(1,748.3)	(1,894.4)	-7.7%	(1,520.9)	15.0%	(5,012.6)	(4,329.9)	15.8%

Personnel Cost

In 3Q05, personnel cost remained stable in relation to the previous quarter. The increase in personnel cost in the comparison between the accumulated totals for 2005 and 2004 is a result of the collective bargaining agreement, training and campaigns for stimulating the selling staff.

Cost of Services Rendered

The 21.8% increase in the cost of services rendered in relation to 3Q04 is mainly due to the adequacy of the accounting practice for the Fistel fee of controlled company TCO and to the increase recorded in "Connection Means" as a result of the increase in circuit rentals, which was explained by the plant increase. In relation to 2Q05, the reduction of 8.4% is a consequence of the reduction in "third parties' services", especially plant maintenance cost. It is worthwhile mentioning that 2Q05 is negatively affected by an extraordinary effect that impacts the entry "others" in Selling Expenses.

Cost of Goods Sold

Cost of goods sold decreased by 33.2% in relation to 2Q05 and 14.8% in relation to 3Q04, due to the decreased number of activated handsets (gross additions decreased by 17% in 3Q05 over 3Q04); the main purpose was adding high-value customers in the postpaid market segment for the medium and high end clients.

Selling Expenses

In 3Q05, selling expenses recorded a 37.8% increase over 3Q04, caused by an intense competition and consequent increase in expenses with third-party services, especially publicity and commissions, in addition to the positive variation in the PDD, as explained below.

In 3Q05, the provision for bad debtors (PDD) of R$ 120.0 million recorded an increase of 35.6% in relation to 2Q05, representing 4.7% of the gross revenue (3.4% in 2Q05), impacted by an extraordinary effect in TCO. The Company has continued to keep the strategy of controlling credit to dealers and corporate customers.

General and Administrative Expenses

General and administrative expenses recorded 23.3% decrease in relation to 3Q04. Such variation was due to the successful structural costs reduction program and to the high level of synergy achieved among the Group Companies. The increase in the variation over the previous quarter is due to increased expenses with data processing, public services and plant maintenance.

Other Operating Revenues/Expenses

The Company recorded a reduction in its revenues in the 3Q05 when compared to the same period of the previous year. In relation to 2Q05, the 87.3% drop (non-recurring) was caused by the increase in commercial discounts.

EBITDA

In the first nine months of the year, the EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 1,621.0 million, with 29.5% margin.

Considering the competition recorded in 3Q05, the EBITDA recorded R$ 529.5 million, with margin of 28.4% , up 7.0 percentile points in relation to the previous quarter.

Depreciation and Amortization	Depreciation and amortization expenses increased 12.1% in the 3Q05 in relation to 2Q05 due to investments effected and the activation of assets due to the conclusion of works.

FINANCIAL REVENUES (EXPENSES) - TCP
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%

Financial Revenues	252.5	450.6	-44.0%	466.1	-45.8%	784.0	730.4	7.3%

Exchange rate variation / Monetary variation	179.0	376.5	-52.5%	398.9	-55.1%	575.7	567.0	1.5%
Other financial revenues	79.5	73.9	7.6%	73.6	8.0%	212.9	214.5	-0.7%
(-) Pis/Cofins taxes on financial revenues	(6.0)	0.2	n.a.	(6.4)	-6.3%	(4.6)	(51.1)	-91.0%

Financial Expenses	(471.6)	(693.1)	-32.0%	(717.0)	-34.2%	(1,467.9)	(1,482.0)	-1.0%

Exchange rate variation / Monetary variation	(1.8)	2.1	n.a.	0.4	n.a.	(37.8)	(503.1)	-92.5%
Other financial expenses	(154.5)	(150.1)	2.9%	(151.2)	2.2%	(451.1)	(502.2)	-10.2%
Gains (Losses) with derivatives transactions	(315.3)	(545.1)	-42.2%	(566.2)	-44.3%	(979.0)	(476.7)	105.4%

Net Financial Income	(219.1)	(242.5)	-9.6%	(250.9)	-12.7%	(683.9)	(751.6)	-9.0%

Financial Revenues (Expenses)

Despite the increase in the interest rate of the period (4.56% in 2Q05 and 4.74% in 3Q05), which had a negative impact over TCP's net debt, the net financial expense in 3Q05 recorded a reduction of R$ 23.4 million when compared to 2Q05. Such variation was caused, mainly, by lower charges assessed on the adjustment of taxes payable and lower expenses with CPMF. Another positive effect in 3Q05 was the discount obtained for advanced payment of a tax incentive occurred in one of the controlled companies (TCO).

In the comparison of 3Q05 in relation to 3Q04, TCP reduced its net financial expense by R$ 31.8 million, mainly due to the reduction of spreads obtained upon renewals of financial transactions.

In consequence of the application of the TCP's hedge policy, for protection against foreign exchange volatility, the company has provided coverage of 100% of the debt exposure, in such a manner that the final cost of the foreign exchange debt (R$ 2,970.7 billion) together with the derivative (swap) is now referenced in Reais (CDI: 4.74% in 3Q05). The result of the foreign exchange debt and derivative is evidenced, mainly, in the sum of losses with derivatives of R$ 315.3 million and gains from foreign exchange variation of R$ 177.2 million.

Net Result	The loss recorded in 3Q05 was R$ 215.1 million, 22.8% less than in 2Q05.

LOANS AND FINANCING - TCP
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen

Financial institutions	1,668.2	294.3	50.7	2,754.4	162.5
Suppliers	-	-	-	3.1	-
Affiliated companies	-	-	-	-	-
Fixcel – TCO's Acquisition	16.7	-	-	-	-
Total	1,684.9	294.3	50.7	2,757.5	162.5

Exchange rate used		1.908362	0.04299	2.2222	0.019579

Payment Schedule - Long Term
2006	0.1	24.2	19.5	46.4	-
2007	5.3	77.4	31.2	1,395.3	108.0
as from 2007	1,517.1	66.4	13.8	5.2	-

Total	1,522.5	168.0	64.5	1,446.9	108.0

NET DEBT - TCP
	Sep 30. 05	Jun 30. 05
Short Term	1,640.0	1,623.9
Long Term	3,309.9	3,255.6

Total debt	4,949.9	4,879.5

Cash and cash equivalents	(1,200.6)	(1,119.1)
Derivatives	555.7	406.9

Net Debt	4,305.0	4,167.3

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Indebtedness

On September 30, 2005, TCP's debts related to loans and financings amounted to R$ 4,949.9 million (R$ 4,879.5 million on June 30, 2005), 60% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by cash and financial investments (R$ 1,200.6 million) and by derivative assets and liabilities (R$ 555.7 million payable) resulting in a net debt of R$ 4,305.0 million, a 3.3% increase in relation to June 2005.

The increase in TCP's net debt in 3Q05 in relation to 2Q05 in the amount of R$ 138 million is due, mainly, to the carrying cost of the net debt being comparatively higher than the cash generated in the period .

Short-term debt represented 33.1% of total debt at September 30, 2005, the same level recorded in the end of 2Q05, in which period the debt profile was retimed through issuance of Debentures of Telesp Celular Participações S.A. However, there was an improvement, by R$ 251 million, in the short term consolidated net debt, which totaled in the end of 3Q05 the amount of R$ 672 million, which are covered by the company's cash flow.

CAPEX - TCP
				Accum.
	3 Q 05	2 Q 05	3 Q 04	2005	2004
Network	123.5	164.6	285.6	591.1	553.4
Technology / Information System	68.1	48.6	59.3	180.9	167.2
Other	52.7	77.7	98.1	174.1	171.0

Total	244.3	290.9	443.0	946.1	891.6

% Net Revenues	13.1%	15.0%	24.2%	17.2%	16.5%

Capital Expenditures (Capex)

Capex effected in the quarter totaled R$ 244.3 million. The investments are basically due to the following factors: (i) more accelerated migration from TDMA to CDMA technology, thus following the competing operators, which are also migrating from TDMA; (ii) consolidation and rationalization of the information systems, especially billing, customer care , prepaid platform and SAP management systems; and (iii) maintenance quality and expansion of the coverage provided by the company in order to meet the growth of the customer base .

Operating Cashflow

The positive operating cash flow, an increase of 126.9% and 50.2% when comparing with the 2Q05 and 3Q04 respectively, evidences that TCP has generated funds from its operations to implement its capital expenditures program, recording R$ 285.2 million in the quarter and R$ 674.9 million in the accumulated total for the year.

Capital Market

In 3Q05, the value of TCP's common shares (ON) and preferred shares (PN) dropped 8.9% and 10.5%, respectively, while the Bovespa Index (São Paulo Stock Exchange Index) increased by 26.1%. From July to September 2005, the Company's PN shares were traded in 100% of the trading sessions, with an average daily volume of R$ 10.9 million. By the end of 3Q05, ON and PN shares were traded at R$ 7.79 and R$ 8.90, respectively.

The price of TCP's level II ADRs dropped by 8.4% in the quarter, in face of a 2.9% increase in the Dow Jones index. The average daily volume of transactions in the NYSE during 3Q05 was US$ 7.5 million. The closing price of TCP's ADRs in the quarter was US$ 3.91 .

Capital Increase

On July 29, 2005, the Board of Directors of TCP approved an increase in the capital stock as a result of a corporate restructuring process, which was concluded at an AGE (Special Meeting of Shareholders) held on January 14, 2000, involving the company and its controlled and controlling companies. The amortization of the premium resulting from such corporate restructuring process resulted in a tax benefit of R$ 242,595,157.06, of which R$ 120,850,877.93 refer to fiscal year 2004 and R$ 121,744,279.13 are credits remaining from previous fiscal years, with issuance of 29,298,932 new common shares, thus ensuring the preemptive right provided for, in article 171 of Law nº 6404/76. The issue price of R$ 8.28 per common share corresponds to 90% of the weighted average of the main market prices of the 30 trading sessions of Bovespa, in the period from May 16, 2005 to and including June 27, 2005. The period for exercise of the preemptive right occurred from June 29, 2005 until July 28, 2005.

Corporate Restructuring

The managements of Telesp Celular Participações S.A. ("TCP") and Tele Centro Oeste Celular Participações S.A. ("TCOPart") disclosed a Relevant Fact on August 15, 2005, in the form and for the purposes of CVM Instructions no. 319/99, 320/99 and 358/02, to the effect that the respective Boards of Directors approved the proposal to their shareholders of the terms, conditions and justifications of a corporate restructuring involving the referred companies, the full contents of which may be obtained from our web site www.vivo.com.br/ir .

Social Responsibility

•  Instituto Vivo celebrates one year of existence. In celebration for the first year of activities, having acted in 86% of the domestic territory, Instituto Vivo has already benefited more than 300 thousand people within its coverage area, through projects in partnership with large institutions, both of the third sector and public institutions, totaling 37 initiatives, of which 26 focus on Education and Environment.

•  Instituto Vivo was awarded in August the Citizenship Prize of Anuário Telecom 2005 for two projects that were outstanding due to their contribution to the community – Programa Vivo Voluntário , in the Social Action category, and SuperAção Jovem , developed by the Ayrton Senna Institute, in the Education category.

•  Instituto Vivo supports and takes part in Ibama's Environmental Education Course. With the support from Vivo Institute, the coordination of Ibama's Environmental Education – Brazilian Environment and Renewable Hydric Resources Institute, carried out in August, in Rio de Janeiro , the XX Course of Introduction to Education in Environmental Management Process. The purpose of the course is to provide technical staff of Ibama and of other partner institutions, among them Instituto Vivo, with capacity for collectively acting in environmental management actions.

Main Prizes, Awards and Events

•  VIVO was awarded in August, for the third consecutive year, in São Paulo , the TOP de RH ADVB 2005 prize, with the case entitled "Vivo learning – Initiative for Evaluating, Determination for Growing". The program is divided into 12 and 24 hour modules and is designed for developing Vivo Competences and enhancing the knowledge of the cooperating parties about the business.

•  Vivo is the most dependable brand for Brazilians for the second year. In the 4 th edition of the "Dependable Brands" research, conducted by Revista Seleções, Vivo is the most dependable brand in the category of cellular telephone operator, according to readers, with 38.9% of the votes.

•  Vivo launches "Vivo Ideal". All Vivo regional companies (except for RJ/ES, which will offer the service as from December) now have a new services plan in place. Vivo Ideal is a self-adjustable postpaid plan focused on high potential and variable consumption customers. Upon subscribing to this service plan, the customer is always placed in that minutes range which is most adequate to his consumption in that month. Minimum consumption is 150 minutes and as from this range, there are other 4 consumption ranges, which always ensure savings to the customer. Vivo Ideal is a product that reinforces the concept that "only the company which has the largest cellular community in Brazil has a plan for each customer", in addition to supplementing Vivo's portfolio, making it more competitive and bringing as major benefit the possibility of adapting the plan to the customer's profile.

CONSOLIDATED BALANCE SHEET - TCP
R$ million
ASSETS	Sep 30. 05	Jun 30. 05
Current Assets	4,527.1	4,267.3
Cash and banks	45.7	61.6
Temporary cash investments	1,154.9	1,057.5
Net accounts receivable	1,530.1	1,552.6
Inventory	354.9	335.4
Advances to Suppliers	28.4	37.2
Deferred and recoverable taxes	837.3	832.6
Derivatives transactions	273.7	0.0
Prepaid Expenses	206.4	265.9
Other current assets	95.7	124.5
Long Term Assets	1,438.3	1,695.2
Derivatives transactions	0.0	305.1
Deferred and recoverable taxes	1,350.6	1,284.2
Prepaid Expenses	24.5	30.4
Other long term assets	63.2	75.5
Permanent Assets	7,565.7	7,835.0
Investment	1,651.3	1,862.9
Plant, property and equipment	5,725.2	5,771.4
Deferred assets	189.2	200.7

Total Assets	13,531.1	13,797.5

LIABILITIES

Current Liabilities	4,084.4	4,262.0
Suppliers and Consignment	1,079.9	1,403.3
Personnel, tax and benefits	87.7	72.0
Taxes, fees and contributions	352.6	329.4
Interest on own capital	81.1	81.2
Loans and financing	1,640.0	1,623.9
Contingencies provision	147.2	139.8
Derivatives transactions	506.0	418.7
Other current liabilities	189.9	193.7

Long Term Liabilities	4,061.7	3,972.0
Loans and financing	3,309.8	3,255.6
Contingencies provision	212.2	207.6
Impostos, taxas e contribuições	177.1	176.3
Derivatives transactions	323.4	293.3
Other long term liabilities	39.2	39.2

Minority interest	1,068.9	1,032.2
Shareholder's Equity	4,315.8	4,531.0
Funds for capitalization	0.3	0.3
Total Liabilities	13,531.1	13,797.5

CONSOLIDATED INCOME STATEMENTS - TCP
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Gross Revenues	2,574.1	2,641.2	-2.5%	2,439.5	5.5%	7,487.9	7,119.6	5.2%
Gross service revenues	2,099.6	2,062.1	1.8%	1,970.7	6.5%	6,098.1	5,773.6	5.6%
Deductions – Taxes and others	(503.2)	(466.9)	7.8%	(418.5)	20.2%	(1,402.6)	(1,204.7)	16.4%
Gross handset revenues	474.5	579.1	-18.1%	468.8	1.2%	1,389.8	1,346.0	3.3%
Deductions – Taxes and others	(205.9)	(231.7)	-11.1%	(191.0)	7.8%	(593.5)	(527.0)	12.6%

Net Revenues	1,865.0	1,942.6	-4.0%	1,830.0	1.9%	5,491.8	5,387.9	1.9%
Net service revenues	1,596.4	1,595.2	0.1%	1,552.2	2.8%	4,695.5	4,568.9	2.8%
Subscription and Usage	819.5	728.9	12.4%	714.1	14.8%	2,220.7	2,050.9	8.3%
Network usage	678.6	748.2	-9.3%	766.4	-11.5%	2,139.4	2,245.0	-4.7%
Other services	98.3	118.1	-16.8%	71.7	37.1%	335.4	273.0	22.9%
Net handset revenues	268.6	347.4	-22.7%	277.8	-3.3%	796.3	819.0	-2.8%

Operating Costs	(1,335.5)	(1,526.0)	-12.5%	(1,197.1)	11.6%	(3,870.8)	(3,411.1)	13.5%
Personnel	(99.3)	(99.4)	-0.1%	(100.6)	-1.3%	(299.3)	(281.5)	6.3%
Cost of services rendered	(225.0)	(245.5)	-8.4%	(184.7)	21.8%	(697.9)	(590.8)	18.1%
Leased lines	(34.4)	(35.5)	-3.1%	(27.4)	25.5%	(106.2)	(89.3)	18.9%
Interconnection	(37.0)	(47.2)	-21.6%	(44.6)	-17.0%	(121.4)	(156.0)	-22.2%
Rent/Insurance/Condominium fees	(26.0)	(21.0)	23.8%	(20.1)	29.4%	(70.3)	(69.8)	0.7%
Fistel and other taxes and contributions	(83.8)	(84.1)	-0.4%	(48.5)	72.8%	(250.0)	(139.8)	78.8%
Third-party services	(41.6)	(55.0)	-24.4%	(42.4)	-1.9%	(144.4)	(130.5)	10.7%
Others	(2.2)	(2.7)	-18.5%	(1.7)	29.4%	(5.6)	(5.4)	3.7%
Cost of handsets	(358.6)	(537.1)	-33.2%	(421.0)	-14.8%	(1,163.6)	(1,181.6)	-1.5%

Selling expenses	(556.1)	(578.5)	-3.9%	(403.5)	37.8%	(1,493.2)	(1,074.3)	39.0%
Provision for bad debt	(120.0)	(88.5)	35.6%	(51.1)	134.8%	(265.6)	(130.1)	104.2%
Third-party services	(367.7)	(431.0)	-14.7%	(317.3)	15.9%	(1,076.9)	(856.1)	25.8%
Others	(68.4)	(59.0)	15.9%	(35.1)	94.9%	(150.7)	(88.1)	71.1%
General & administrative expenses	(98.5)	(81.3)	21.2%	(128.5)	-23.3%	(255.4)	(309.3)	-17.4%
Other operating revenue (expenses)	2.0	15.8	-87.3%	41.2	-95.1%	38.6	26.4	46.2%

EBITDA	529.5	416.6	27.1%	632.9	-16.3%	1,621.0	1,976.8	-18.0%
Margin %	28.4%	21.4%	7.0 p.p.	34.6%	-6.2 p.p.	29.5%	36.7%	-7.2 p.p.

Depreciation and Amortization	(412.8)	(368.4)	12.1%	(323.8)	27.5%	(1,141.8)	(918.8)	24.3%

EBIT	116.7	48.2	142.1%	309.1	-62.2%	479.2	1,058.0	-54.7%

Net Financial Income	(219.1)	(242.5)	-9.6%	(250.9)	-12.7%	(683.9)	(751.6)	-9.0%
Financial Revenues	252.5	450.6	-44.0%	466.1	-45.8%	784.0	730.4	7.3%
Exchange rate variation / Monetary variation	179.0	376.5	-52.5%	398.9	-55.1%	575.7	567.0	1.5%
Other financial revenues	79.5	73.9	7.6%	73.6	8.0%	212.9	214.5	-0.7%
(-) Pis/Cofins taxes on financial revenues	(6.0)	0.2	n.a.	(6.4)	-6.3%	(4.6)	(51.1)	-91.0%
Financial Expenses	(471.6)	(693.1)	-32.0%	(717.0)	-34.2%	(1,467.9)	(1,482.0)	-1.0%
Exchange rate variation / Monetary variation	(1.8)	2.1	n.a.	0.4	n.a.	(37.8)	(503.1)	-92.5%
Other financial expenses	(154.5)	(150.1)	2.9%	(151.2)	2.2%	(451.1)	(502.2)	-10.2%
Gains (Losses) with derivatives transactions	(315.3)	(545.1)	-42.2%	(566.2)	-44.3%	(979.0)	(476.7)	105.4%
Non-operating revenue/expenses	6.3	2.8	125.0%	0.7	800.0%	12.0	1.4	757.1%
Taxes	(75.1)	(57.1)	31.5%	(112.1)	-33.0%	(265.9)	(293.9)	-9.5%
Minority Interest	(43.9)	(29.9)	46.8%	(99.7)	-56.0%	(133.0)	(269.4)	-50.6%

Net Income	(215.1)	(278.5)	-22.8%	(152.9)	40.7%	(591.6)	(255.5)	131.5%

OPERATING PERFORMANCE - TELESP CELULAR S.A
	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	9,986	9,732	2.6%	8,757	14.0%
Contract	1,725	1,662	3.8%	1,562	10.4%
Prepaid	8,261	8,070	2.4%	7,195	14.8%
Market Share (*)	50.1%	51.3%	-1.2 p.p.	57.7%	-7.6 p.p.
Net additions (thousand)	254	476	-46.6%	257	-1.2%
Contract	63	43	46.5%	22	186.4%
Prepaid	191	433	-55.9%	235	-18.7%
Market Share of net additions (*)	25.9%	28.5%	-2.6 p.p.	28.5%	-2.6 p.p.
Market penetration (*)	49.9%	47.0%	2.9 p.p.	38.7%	11.2 p.p.

SAC (R$)	167	163	2.3%	193	-13.5%

Monthly Churn	1.6%	1.5%	0.1 p.p.	1.7%	-0.1 p.p.
ARPU (in R$/month)	30.8	32.4	-4.9%	34.4	-10.5%
Contract	98.2	96.1	2.2%	89.6	9.6%
Prepaid	16.4	18.5	-11.4%	21.4	-23.4%
Total MOU (minutes)	80	83	-3.6%	89	-10.1%
Contract	250	243	2.9%	233	7.3%
Prepaid	44	49	-10.2%	56	-21.4%

Employees	2,475	2,417	2.4%	2,325	6.5%

(*) source: Anatel

Operating Highlights of Telesp Celular (TC)

•  Continued market leadership as a result of the increase in the customer base by 14.0% over 3Q04, reaching 9,986 thousand customers, despite the strong competition in the cellular telephone market. It is important to also emphasize the conservative company's reckoning procedures of the customer base.

•  Total net additions of postpaid customers increased almost three times in relation to 3Q04, reflecting the results of commercial actions carried out by the Company, especially in the post-paid segment, where competition is stronger.

•  SAC increased by 2.3% in relation to 2Q05, as a result of the strong competition recorded on the market with the Father´s day campaign. When compared to 3Q04, the 13.5% reduction results from the reduction in the total subsidy due to the increase in the value of "entry level" in the period in the pre paid segment.

•  Churn recorded 1.6% in the quarter, having remained stable as a result of quality services, client satisfaction and campaigns adopted by the Company to promote customer loyalty (as for example, the points program, which offers discounts to customers for change of handsets).

•  The blended ARPU of R$ 30.8 recorded a 4.9% decrease in relation to 2Q05, partially offset by the growth in the post-paid ARPU which recorded an increase of 2.2%. Year-to-year variation is due to the customer mix effect, drop in inbound ARPU due, among other factors, to the migration of the inbound traffic from fixed-mobile to mobile-mobile, in addition to the effects of the Bill & Keep and customer profile adequacy plans such as Vivo Ideal and customer loyalty campaigns, especially in the postpaid customer base.

• Postpaid MOU increased by 7.3% and 2.9% in relation to 3Q04 and 2Q05, respectively, mainly reflecting the increase in the outgoing MOU of the post-paid customer base. Total MOU was impacted by the change in the mix.

INCOME STATEMENTS - TELESP CELULAR S.A.
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Gross Revenues	1,493.9	1,548.2	-3.5%	1,415.7	5.5%	4,361.8	4,237.4	2.9%
Gross service revenues	1,187.1	1,176.6	0.9%	1,122.3	5.8%	3,466.6	3,405.4	1.8%
Deductions – Taxes and others	(276.0)	(255.0)	8.2%	(231.7)	19.1%	(764.2)	(678.2)	12.7%
Gross handset revenues	306.8	371.6	-17.4%	293.4	4.6%	895.2	832.0	7.6%
Deductions – Taxes and others	(132.0)	(164.5)	-19.8%	(133.1)	-0.8%	(410.6)	(363.3)	13.0%

Net Revenues	1,085.9	1,128.7	-3.8%	1,050.9	3.3%	3,187.0	3,195.9	-0.3%
Net service revenues	911.1	921.6	-1.1%	890.6	2.3%	2,702.4	2,727.2	-0.9%
Subscription and Usage	432.8	396.1	9.3%	388.2	11.5%	1,198.9	1,187.0	1.0%
Network usage	416.1	463.8	-10.3%	455.8	-8.7%	1,315.3	1,368.7	-3.9%
Other services	62.2	61.7	0.8%	46.6	33.5%	188.2	171.5	9.7%
Net handset revenues	174.8	207.1	-15.6%	160.3	9.0%	484.6	468.7	3.4%

Operating Costs	(762.3)	(883.0)	-13.7%	(706.5)	7.9%	(2,215.6)	(2,011.0)	10.2%
Personnel	(50.2)	(48.7)	3.1%	(51.0)	-1.6%	(149.8)	(143.2)	4.6%
Cost of services rendered	(126.5)	(133.9)	-5.5%	(117.9)	7.3%	(392.6)	(379.0)	3.6%
Leased lines	(18.3)	(19.1)	-4.2%	(18.8)	-2.7%	(60.4)	(55.5)	8.8%
Interconnection	(18.1)	(26.1)	-30.7%	(23.8)	-23.9%	(63.7)	(83.3)	-23.5%
Rent/Insurance/Condominium fees	(16.6)	(15.5)	7.1%	(13.4)	23.9%	(48.3)	(50.0)	-3.4%
Fistel and other taxes and contributions	(42.7)	(43.0)	-0.7%	(35.0)	22.0%	(127.9)	(104.7)	22.2%
Third-party services	(29.9)	(30.1)	-0.7%	(26.3)	13.7%	(90.8)	(83.5)	8.7%
Others	(0.9)	(0.1)	800.0%	(0.6)	50.0%	(1.5)	(2.0)	-25.0%
Cost of handsets	(215.9)	(291.6)	-26.0%	(215.5)	0.2%	(650.4)	(626.2)	3.9%
Selling expenses	(312.5)	(367.9)	-15.1%	(249.0)	25.5%	(892.6)	(643.1)	38.8%
Provision for bad debt	(48.3)	(47.8)	1.0%	(25.7)	87.9%	(128.3)	(71.2)	80.2%
Third-party services	(225.4)	(279.1)	-19.2%	(200.0)	12.7%	(668.8)	(514.0)	30.1%
Others	(38.8)	(41.0)	-5.4%	(23.3)	66.5%	(95.5)	(57.9)	64.9%
General & administrative expenses	(55.0)	(49.8)	10.4%	(101.7)	-45.9%	(151.5)	(234.4)	-35.4%
Other operating revenue (expenses)	(2.2)	8.9	n.a.	28.6	n.a.	21.3	14.9	43.0%

EBITDA	323.6	245.7	31.7%	344.4	-6.0%	971.4	1,184.9	-18.0%
Margin %	29.8%	21.8%	8.0 p.p.	32.8%	-3.0 p.p.	30.5%	37.1%	-6.6 p.p.

Depreciation and Amortization	(166.1)	(154.6)	7.4%	(162.6)	2.2%	(470.3)	(443.3)	6.1%

EBIT	157.5	91.1	72.9%	181.8	-13.4%	501.1	741.6	-32.4%

Net Financial Income	(90.3)	(102.4)	-11.8%	(90.1)	0.2%	(273.4)	(207.4)	31.8%
Financial Revenues	99.1	201.9	-50.9%	100.3	-1.2%	319.0	169.7	88.0%
Exchange rate variation / Monetary variation	92.5	194.6	-52.5%	79.9	15.8%	300.1	111.7	168.7%
Other financial revenues	6.6	7.1	-7.0%	20.1	-67.2%	19.0	55.8	-65.9%
(-) Pis/Cofins taxes on financial revenues	0.0	0.2	-100.0%	0.3	-100.0%	(0.1)	2.2	n.a.
Financial Expenses	(189.4)	(304.3)	-37.8%	(190.4)	-0.5%	(592.4)	(377.1)	57.1%
Exchange rate variation / Monetary variation	(2.4)	4.7	n.a.	(1.0)	140.0%	(8.6)	(101.2)	-91.5%
Other financial expenses	(35.2)	(37.3)	-5.6%	(51.7)	-31.9%	(110.3)	(145.6)	-24.2%
Gains (Losses) with derivatives transactions	(151.8)	(271.7)	-44.1%	(137.7)	10.2%	(473.5)	(130.3)	263.4%
Non-operating revenue/expenses	(1.0)	0.8	n.a.	0.2	n.a.	1.7	(0.4)	n.a.
Taxes	(31.9)	(12.5)	155.2%	(36.0)	-11.4%	(104.8)	(93.8)	11.7%
Net Income	34.3	(23.0)	n.a.	55.9	-38.6%	124.6	440.0	-71.7%

OPERATING PERFORMANCE - GLOBAL TELECOM S.A
	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	2,824	2,783	1.5%	2,299	22.8%
Contract	353	329	7.3%	287	23.0%
Prepaid	2,471	2,454	0.7%	2,012	22.8%
Market Share (*)	36.2%	37.7%	-1.5 p.p.	43.9%	-7.7 p.p.
Net additions (thousand)	42	137	-69.3%	170	-75.3%
Contract	24	22	9.1%	15.0	60.0%
Prepaid	18	115	-84.3%	155	-88.4%
Market Share of net additions (*)	10.0%	20.3%	-10.3 p.p.	38.9%	-28.9 p.p.
Market penetration (*)	47.8%	45.8%	2.0 p.p.	33.3%	14.5 p.p.

SAC (R$)	159	146	8.8%	170	-6.5%

Monthly Churn	1.8%	1.4%	0.4 p.p.	1.2%	0.6 p.p.
ARPU (in R$/month)	19.6	21.4	-8.4%	24.7	-20.6%
Contract	71.2	74.8	-4.8%	67.5	5.5%
Prepaid	12.0	13.9	-13.7%	17.7	-32.2%
Total MOU (minutes)	55	59	-6.8%	72	-23.6%
Contract	161	171	-5.8%	159	1.3%
Prepaid	39	43	-9.3%	57	-31.6%

Employees	382	384	-0.5%	426	-10.3%

(*) source: Anatel

Highlights of Global Telecom (GT)	• Increase in the customer base by 22.8% over 3Q04 and by 1.5% over 2Q05, recording 2,824 thousand customers, with growth in the postpaid customer base which represents 57.1% of the acquisition mix, in a strongly competitive environment. It is important to also emphasize the conservative company's reckoning procedures in the customer base.

•  SAC increased by 8.8% in relation to 2Q05, due to increased pressure for commissions and advertising, as a result of the strong competition partially offset by a reduction of total subsidies, due to the increase of the value of "entry barriers" in the period in the pre paid segment.

•  Churn at 1.8%, an increase of 0.4 percentile point over the previous quarter in a strongly competitive environment with increasing pressure for obtaining new customers.

•  The blended ARPU of R$ 19.6 recorded a reduction of 8.4% and 20.6% in relation to 2Q05 and 3Q04, respectively, due to the customer mix effect, drop in inbound ARPU due, among other factors, to the migration of the inbound traffic from fixed-mobile to mobile-mobile, in addition to the partial Bill & Keep effect and effects of the customer profile adequacy plans such as Vivo Ideal, client care and customer loyalty campaigns, especially in the post-paid customer base.

•  The post-paid MOU increased by 1.3% in relation to 3Q04, as a result of the increase in the outgoing MOU of the post-paid segment. Total MOU was impacted by the reduction in the pre paid customer base, which is affected by the decrease in the inbound fixed-mobile traffic.

INCOME STATEMENTS - GLOBAL TELECOM S.A.
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Gross Revenues	266.3	285.9	-6.9%	254.3	4.7%	803.8	752.5	6.8%
Gross service revenues	213.8	223.6	-4.4%	197.9	8.0%	653.4	569.0	14.8%
Deductions – Taxes and others	(48.7)	(48.4)	0.6%	(33.8)	44.1%	(143.9)	(101.9)	41.2%
Gross handset revenues	52.5	62.3	-15.7%	56.4	-6.9%	150.4	183.5	-18.0%
Deductions – Taxes and others	(18.3)	(23.0)	-20.4%	(19.4)	-5.7%	(57.4)	(60.2)	-4.7%

Net Revenues	199.3	214.5	-7.1%	201.1	-0.9%	602.5	590.4	2.0%
Net service revenues	165.1	175.2	-5.8%	164.1	0.6%	509.5	467.1	9.1%
Subscription and Usage	77.6	72.2	7.5%	59.2	31.1%	222.4	179.4	24.0%
Network usage	74.1	82.9	-10.6%	95.6	-22.5%	235.8	256.8	-8.2%
Other services	13.4	20.1	-33.3%	9.3	44.1%	51.3	30.9	66.0%
Net handset revenues	34.2	39.3	-13.0%	37.0	-7.6%	93.0	123.3	-24.6%

Operating Costs	(181.2)	(170.5)	6.3%	(157.6)	15.0%	(486.5)	(476.9)	2.0%
Personnel	(11.1)	(11.3)	-1.8%	(11.1)	0.0%	(33.8)	(31.1)	8.7%
Cost of services rendered	(34.7)	(35.7)	-2.8%	(27.5)	26.2%	(106.1)	(83.3)	27.4%
Leased lines	(5.0)	(6.3)	-20.6%	(4.2)	19.0%	(17.6)	(14.9)	18.1%
Interconnection	(4.7)	(5.0)	-6.0%	(4.5)	4.4%	(14.9)	(13.6)	9.6%
Rent/Insurance/Condominium fees	(3.9)	(3.6)	8.3%	(2.4)	62.5%	(11.3)	(7.0)	61.4%
Fistel and other taxes and contributions	(13.8)	(13.7)	0.7%	(9.6)	43.8%	(41.2)	(27.9)	47.7%
Third-party services	(7.2)	(7.0)	2.9%	(6.7)	7.5%	(20.6)	(19.7)	4.6%
Others	(0.1)	(0.1)	0.0%	(0.1)	0.0%	(0.5)	(0.2)	150.0%
Cost of handsets	(50.3)	(60.9)	-17.4%	(64.4)	-21.9%	(141.3)	(195.4)	-27.7%
Selling expenses	(78.2)	(60.1)	30.1%	(53.4)	46.4%	(191.9)	(154.7)	24.0%
Provision for bad debt	(15.5)	(3.3)	369.7%	(2.4)	545.8%	(25.7)	(9.8)	162.2%
Third-party services	(50.9)	(52.3)	-2.7%	(47.4)	7.4%	(145.7)	(136.5)	6.7%
Others	(11.8)	(4.5)	162.2%	(3.6)	227.8%	(20.5)	(8.4)	144.0%
General & administrative expenses	(7.5)	(5.0)	50.0%	(5.7)	31.6%	(18.1)	(14.6)	24.0%
Other operating revenue (expenses)	0.6	2.5	-76.0%	4.5	-86.7%	4.7	2.2	113.6%

EBITDA	18.1	44.0	-58.9%	43.50	-58.4%	116.0	113.5	2.2%
Margin %	9.1%	20.5%	-11.4 p.p.	21.6%	-12.5 p.p.	19.3%	19.2%	0.0 p.p.

Depreciation and Amortization	(95.1)	(62.3)	52.6%	(60.4)	57.5%	(219.0)	(181.8)	20.5%

EBIT	(77.0)	(18.3)	320.8%	(16.9)	355.6%	(103.0)	(68.3)	50.8%

Net Financial Income	(21.2)	(26.2)	-19.1%	(14.6)	45.2%	(73.7)	(85.2)	-13.5%
Financial Revenues	13.3	24.1	-44.8%	8.6	54.7%	41.4	16.1	157.1%
Exchange rate variation / Monetary variation	12.1	21.4	-43.5%	6.3	92.1%	33.7	6.8	395.6%
Other financial revenues	1.2	2.7	-55.6%	2.0	-40.0%	7.7	7.9	-2.5%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.3	n.a.	0.0	1.4	n.a.
Financial Expenses	(34.5)	(50.3)	-31.4%	(23.2)	48.7%	(115.1)	(101.3)	13.6%
Exchange rate variation / Monetary variation	(1.9)	(5.6)	-66.1%	1.3	n.a.	(23.0)	(6.0)	283.3%
Other financial expenses	(11.6)	(11.5)	0.9%	(7.7)	50.6%	(32.1)	(78.7)	-59.2%
Gains (Losses) with derivatives transactions	(21.0)	(33.2)	-36.7%	(16.8)	25.0%	(60.0)	(16.6)	261.4%
Non-operating revenue/expenses	0.0	(0.3)	-100.0%	0.2	n.a.	0.0	0.4	n.a.
Taxes	19.1	(9.5)	n.a.	2.3	730.4%	0.0	2.3	n.a.

Net Income	(79.1)	(54.3)	45.7%	(29.0)	172.8%	(176.7)	(150.8)	17.2%

CONSOLIDATED OPERATING PERFORMANCE - TELE CENTRO OESTE PARTICIPAÇÕES S.A.
	3 Q 05	2 Q 05%		3 Q 04%
Total number of customers (thousand)	6,561	6,486	1.2%	5,307	23.6%
Contract	978	978	0.0%	940	4.0%
Prepaid	5,583	5,508	1.4%	4,367	27.8%
Market Share (*)	47.0%	49.0%	-2.0 p.p.	53.8%	-6.8 p.p.
Net additions (thousand)	75	438	-82.9%	406	-81.5%
Contract	0	28	-100.0%	(4.0)	-100.0%
Prepaid	75	410	-81.7%	410	-81.7%
Market Share of net additions (*)	10.7%	36.7%	-26.0 p.p.	42.6%	-31.9 p.p.
Market penetration (*)	41.0%	39.3%	1.7 p.p.	30.3%	10.7 p.p.

SAC (R$)	122	158	-22.8%	121	0.8%

Monthly Churn	1.9%	1.5%	0.4 p.p.	1.8%	0.1 p.p.
ARPU (in R$/month)	26.5	26.4	0.4%	32.5	-18.5%
Contract	91.0	80.3	13.3%	89.5	1.7%
Prepaid	13.0	14.1	-7.8%	16.9	-23.1%
Total MOU (minutes)	72	74	-2.7%	84	-14.3%
Contract	236	213	10.8%	224	5.4%
Prepaid	40	46	-13.0%	50	-20.0%

Employees	1,263	1,284	-1.6%	1,380	-8.5%

(*) source: Anatel

Consolidated Tele Centro Oeste (TCO)'s Operating Highlights	• Continued market leadership as a result of the increase in the customer base by 23.6% in the last 12 months, despite strong competition. It is important to also emphasize the conservative company's reckoning procedures in the customer base .

•  SAC decreased by 22.8% in relation to 2Q05, as a result of the reduction in the commercial activity in the period and the total subsidies, due to the increase of the value of "entry barriers" during the Father's Day campaign, in the pre paid segment, however continuing with the efforts for customer retention, specially the medium and high end ones .

•  The churn at 1.9% remained stable when compared to 3Q04, thus confirming the result of the commercial practices adopted by the company, with the offer of several plans to meet specific customer demands and service quality, client satisfaction and quality services.

•  The blended ARPU of R$ 26.5 recorded a 0.4% increase, remaining almost stable in relation to 2Q05, basically due to the growth in the post-paid outgoing ARPU by 17.8%, impacted by the reduction in the prepaid inbound ARPU resulting from the change in the customer mix, in addition to the partial Bill & Keep effect.

•  The post-paid MOU increased by 10.8% and 5.4% in relation to 2Q05 and 3Q04, respectively, caused by the increase in the post-paid outgoing MOU. On the other hand, the total MOU was impacted by the changes in the customer mix, once the prepaid MOU is impacted by the reduction in the fixed-mobile inbound traffic.

INCOME STATEMENTS - TELE CENTRO OESTE PARTICIPAÇÕES S.A.
	According to Corporate Law
						Accum.
R$ million	3 Q 05	2 Q 05%		3 Q 04%		2005	2004	%
Gross Revenues	813.9	807.1	0.8%	769.5	5.8%	2,322.3	2,129.7	9.0%
Gross service revenues	698.7	661.9	5.6%	650.5	7.4%	1,978.1	1,799.2	9.9%
Deductions – Taxes and others	(178.5)	(163.5)	9.2%	(153.0)	16.7%	(494.4)	(424.6)	16.4%
Gross handset revenues	115.2	145.2	-20.7%	119.0	-3.2%	344.2	330.5	4.1%
Deductions – Taxes and others	(55.6)	(44.2)	25.8%	(38.5)	44.4%	(125.6)	(103.5)	21.4%

Net Revenues	579.8	599.4	-3.3%	578.0	0.3%	1,702.3	1,601.6	6.3%
Net service revenues	520.2	498.4	4.4%	497.5	4.6%	1,483.7	1,374.6	7.9%
Subscription and Usage	309.1	260.6	18.6%	266.7	15.9%	799.4	684.5	16.8%
Network usage	188.4	201.5	-6.5%	215.0	-12.4%	588.3	619.5	-5.0%
Other services	22.7	36.3	-37.5%	15.8	43.7%	96.0	70.6	36.0%
Net handset revenues	59.6	101.0	-41.0%	80.5	-26.0%	218.6	227.0	-3.7%

Operating Costs	(396.6)	(470.8)	-15.8%	(330.3)	20.1%	(1,169.1)	(915.4)	27.7%
Personnel	(37.1)	(38.4)	-3.4%	(37.4)	-0.8%	(112.8)	(104.1)	8.4%
Cost of services rendered	(63.8)	(75.9)	-15.9%	(39.3)	62.3%	(199.3)	(128.5)	55.1%
Leased lines	(11.1)	(10.1)	9.9%	(4.4)	152.3%	(28.2)	(18.9)	49.2%
Interconnection	(14.2)	(16.1)	-11.8%	(16.3)	-12.9%	(42.8)	(59.1)	-27.6%
Rent/Insurance/Condominium fees	(5.5)	(1.9)	189.5%	(4.3)	27.9%	(10.7)	(12.8)	-16.4%
Fistel and other taxes and contributions	(27.3)	(27.4)	-0.4%	(3.9)	600.0%	(80.9)	(7.2)	n.a.
Third-party services	(4.5)	(17.9)	-74.9%	(9.4)	-52.1%	(33.0)	(27.3)	20.9%
Others	(1.2)	(2.5)	-52.0%	(1.0)	20.0%	(3.7)	(3.2)	15.6%
Cost of handsets	(92.4)	(184.6)	-49.9%	(141.1)	-34.5%	(372.6)	(360.0)	3.5%
Selling expenses	(165.4)	(150.5)	9.9%	(101.1)	63.6%	(408.7)	(276.5)	47.8%
Provision for bad debt	(56.2)	(37.4)	50.3%	(23.0)	144.3%	(111.6)	(49.1)	127.3%
Third-party services	(91.4)	(99.6)	-8.2%	(69.9)	30.8%	(262.4)	(205.6)	27.6%
Others	(17.8)	(13.5)	31.9%	(8.2)	117.1%	(34.7)	(21.8)	59.2%
General & administrative expenses	(33.9)	(25.9)	30.9%	(19.8)	71.2%	(81.4)	(57.2)	42.3%
Other operating revenue (expenses)	(4.0)	4.5	n.a.	8.4	n.a.	5.7	10.9	-47.7%

EBITDA	183.2	128.6	42.5%	247.7	-26.0%	533.2	686.2	-22.3%
Margin %	31.6%	21.5%	10.1 p.p.	42.9%	-11.3 p.p.	31.3%	42.8%	-11.5 p.p.

Depreciation and Amortization	(67.9)	(64.1)	5.9%	(50.8)	33.7%	(192.5)	(151.8)	26.8%

EBIT	115.3	64.5	78.8%	196.9	-41.4%	340.7	534.4	-36.2%
Net Financial Income	39.5	29.9	32.1%	22.3	77.1%	93.3	50.8	83.7%
Financial Revenues	58.4	57.5	1.6%	43.7	33.6%	159.1	119.2	33.5%
Exchange rate variation / Monetary variation	4.7	8.4	-44.0%	0.0	n.a.	13.1	0.1	n.a.
Other financial revenues	59.7	49.1	21.6%	45.3	31.8%	152.1	131.1	16.0%
(-) Pis/Cofins taxes on financial revenues	(6.0)	0.0	n.a.	(1.6)	275.0%	(6.1)	(12.0)	-49.2%
Financial Expenses	(18.9)	(27.6)	-31.5%	(21.4)	-11.7%	(65.8)	(68.4)	-3.8%
Exchange rate variation / Monetary variation	2.5	(3.3)	n.a.	4.0	-37.5%	(5.6)	(22.4)	-75.0%
Other financial expenses	(15.8)	(12.1)	30.6%	(12.3)	28.5%	(40.3)	(39.1)	3.1%
Gains (Losses) with derivatives transactions	(5.6)	(12.2)	-54.1%	(13.1)	-57.3%	(19.9)	(6.9)	188.4%
Non-operating revenue/expenses	0.0	2.3	n.a.	0.2	n.a.	3.0	(2.1)	n.a.
Taxes	(62.3)	(35.1)	77.5%	(78.4)	-20.5%	(161.1)	(202.4)	-20.4%
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	0.0	(3.2)	n.a.

Net Income	92.5	61.6	50.2%	141.0	-34.4%	275.9	377.5	-26.9%

CONFERENCE CALL – 3Q05 (in English)

Webcast : http://www.vivo.com.br/ir

Date: October 28, 2005 (Friday)

Time: 11:00 a.m. ( São Paulo time) and 9:00 am ( New York time)

Telephone Number : (+1 973) 409 9261

Conference Call Code : VIVO or 6277616

The conference call audio replay will be available at telephone number (+1 973) 341 3080 under conference call code: 6277616 or in our website .

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega Janaina São Felicio	Mara Boaventura Dias Maria Ednéia Pinto Pedro Gomes de Souza
Phone: +55 11 5105-1172 Email: ir@vivo.com.br Information available at the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.

Current Capital (Short-term capital) = Current assets – Current liabilities.

Working capital = Current Capital – Net Debt.

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization .

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.

CSP – Carrier Selection Code.

SMP – Personal Mobile Services.

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected.

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users.

Blended ARPU – ARPU of the total customer base (contract + prepaid).

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).

Market share = Company's total number of customers / number of customers in its operating area.

Market share of net additions : participation of estimated net additions in the operating area.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area.

Productivity = number of customers / permanent employees.

Right planning programs – Customer profile adequacy plans

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

SAC – acquisition cost per customer = (70% marketing expenses + distribution network costs + handsets subsidy) / gross additions.

VC – Communication values per minute.

VC1 – Communication values for calls in the same area of the subscriber.

VC2 – Communication values for Calls posted outside the area code and inside the State.

VC3 – Communication values for Calls outside the State.

VU -M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.